UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a press release of Golden Ocean Group Ltd. (the “Company”), dated May 29, 2024, announcing that Lars-Christian Svensen, Chief Executive Officer of Golden Ocean Management AS, has decided to step down from his position and that the Board of Directors has appointed Peder Simonsen to take the role as interim Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS.

The information contained in this Report on Form 6-K, excluding the commentary of Ola Lorentzon and Lars-Christian Svensen, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266220) filed with the U.S. Securities and Exchange Commission with an effective date of July 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Peder Simonsen
Date: May 29, 2024	Name: Peder Simonsen
Title: Interim Principal Executive Officer and Principal Financial Officer